UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into the registrant’s Form F-3 Registration Statements File Nos. 333-119157 and 333-122937 and Form S-8 Registration Statements File Nos. 033-84180, 333-00932, 333-11648, 333-122271 and 333-122302.

        As Attunity Ltd (the “Company”) announced on August 29, 2006, the Company has entered into a Securities Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Company agreed to sell ordinary shares at $1.25 per share. The purchasers will also receive three-year warrants to purchase ordinary shares at an exercise price of $1.25 per share (subject to adjustments) (the “Warrants”).

        The securities offered in the private placement were not registered under the Securities Act of 1933, as amended (the “Act”) or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act and applicable state securities laws. Pursuant to a Registration Rights Agreement with the investors, the Company will file a registration statement with the U.S. Securities and Exchange Commission covering the resale of the ordinary shares issued to the investors as well as ordinary shares issuable upon exercise of the warrants, subject to certain terms and conditions.

        A copy of the press release announcing the transaction and of the Purchase Agreement, the form of the Warrant and the form of the Registration Rights Agreement are attached hereto as Exhibits 99.1 through 99.4 and are incorporated herein by reference.

Exhibits

99.1	Press Release, dated as of August 29, 2006: Attunity Announces $3 Million Private Placement

99.2	Securities Purchase Agreement, dated as of August 29, 2006

99.3	Form of Warrant to purchase Ordinary Shares

99.4	Form of Registration Rights Agreement

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Ofer Segev —————————————— Ofer Segev, Chief Financial Officer

Date: August 30, 2006

Exhibit Index

Exhibit Number	Description of Exhibit

99.1	Press Release, dated as of August 29, 2006: Attunity Announces $5 Million Private Placement

99.2	Securities Purchase Agreement, dated as of August 29, 2006

99.3	Form of Warrant to purchase Ordinary Shares

99.4	Form of Registration Rights Agreement